UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER: 333-55098
                                                 CUSIP NUMBER: Not Applicable

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-F   [ ] Form 10-Q   [ ] Form N-SAR
                        For Period Ended: December 31, 2002

    [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Global Express Capital Real Estate Investment Fund I,
LLC
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office: 8540 South Eastern Avenue, Suite 200, Las Vegas, Nevada 89123

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

      The information necessary to complete the registrant's Annual Report on Form 10-KSB for the year ended December 31, 2002 could not be obtained on a timely basis without unreasonable effort or expense in the ordinary course of business.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:
                        Connie S. Farris (702) 794-4411

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes   [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not commence operations until April 30, 2002, and expects to report approximately $428,000 of net income for the year ended December 31, 2002.

Global Express Capital Real Estate Investment Fund I, LLC, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003               Conrex Financial International, Inc., d/b/a
                                   Global Capital Mortgage, Manager


                                   By: /s/ Connie S. Farris
                                       ------------------------------------
                                       Connie S. Farris, President


                                        2